October 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1996 and 1995, total revenues decreased 1.0% from $414,675 to $410,582 and total expenses decreased 4.6% from $301,664 to $287,857. Equity in income of the real estate joint venture decreased 21.9% from $30,888 to $24,134. As a result, net income increased 2.1% from $143,899 to $146,859 for the three month period ended September 30, 1996, as compared to the same period in 1995. Rental revenue remained constant as a result of higher unit rental rates, even though average occupancy rates decreased. Occupancy levels for the Partnership's five mini-storage facilities averaged 84.1% for the three month period ended September 30, 1996, and 86.5% for the same period in 1995. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $14,400 (5.4%) primarily as a result of lower maintenance and repair expenses. General and administrative expenses remained constant. Equity in income from the real estate joint venture decreased as a result of lower occupancy and unit rental rates which resulted in decreased rental revenue for the period.

For the nine month periods ended September 30, 1996, and 1995, total revenues decreased slightly from $1,235,829 to 1,229,003 and total expenses decreased 1.3% from $895,966 to $884,713. Equity in income of the real estate joint venture decreased 21.4% from $85,363 to $67,095. As a result, net income decreased 3.3% from $425,226 to $411,385 for the nine month period ended September 30, 1996, as compared to the same period in 1995. The revenue decrease can be attributed to a decrease in sale of abandoned goods partially offset by a slight increase in rental income. Operating expenses decreased approximately $13,100 (1.7%) primarily as a result of decreases in yellow page advertising costs, maintenance and repair and real estate tax expenses, partially offset by an increase in legal and professional fees. General and administrative expenses remained relatively constant. Equity in income from the real estate joint venture decreased as a result of lower occupancy and unit rental rates which resulted in decreased rental revenue for the period and higher maintenance and repair expenses.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President